Exhibit (a)(1)(g)

ENTEGRIS, INC.

SUPPLEMENT TO THE

OFFER TO PURCHASE FOR CASH BY

ENTEGRIS, INC.

UP TO 20,408,163 SHARES OF ITS COMMON STOCK

AT A PURCHASE PRICE NOT GREATER THAN $12.25

NOR LESS THAN $11.00 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW

YORK CITY TIME ON JUNE 8, 2007, UNLESS THE OFFER IS EXTENDED.

ENTEGRIS, INC. MAY EXTEND THE OFFER PERIOD AT ANY TIME.

May 25, 2007

To Our Shareholders:

This letter is intended to supplement information we provided in the offer to purchase, dated May 11, 2007, distributed in connection with our offer to purchase for cash up to 20,408,163 shares of our common stock, par value $0.01 per share, at a price not greater than $12.25 nor less than $11.00 per share, to the seller in cash, without interest, as specified by shareholders tendering their shares.

As described in Section 9 (“Sources and Amount of Funds”) and elsewhere in the offer to purchase we expect to finance a portion of the purchase price of the shares tendered to us with new borrowings. We recently obtained a commitment from Wells Fargo Bank, N.A. to provide to us an $85 million credit facility, including a $25 million term loan and $60 million revolving credit, subject to customary conditions. The Wells Fargo facility provides us with an alternative to the bridge loan facility described in Section 9 (“Sources and Amount of Funds”) and elsewhere in the offer to purchase. The following is a summary of the material terms we expect to be included in the Wells Fargo facility.

General. Under the terms of the Wells Fargo facility, we expect to have the ability to borrow $60,000,000 under a revolving credit facility and $25,000,000 under a term loan at close. The term loan is expected to have a maturity date of June 30, 2008 and the Revolving Loan is expected to have a maturity date of June 30, 2010. Borrowing under this facility, together with $175 million of cash on hand, will be sufficient to finance the offer.

Conditions to Borrowings. The borrowing made under the Wells Fargo facility will be subject to certain conditions. The borrowing is expected to be subject to, among other conditions, (i) a reasonably satisfactory review of the then current negotiated terms for (A) the $250 million share repurchase tender offer and (B) long-term debt issuances in connection with the Recapitalization, (ii) no material adverse change prior to closing, and (iii) other customary conditions.

Interest and Fees. We generally may elect that the loans comprising each borrowing bear interest at a rate per annum equal to (a) the Base Rate equal to the higher of the Prime Rate then in effect and the Federal Funds Rate then in effect, plus 0.50% or (b) a LIBOR rate plus a LIBOR Margin ranging from 0.75% to 1.25% depending on leverage.

Mandatory Prepayments. The term loan shall be due and payable in full upon our offering of debt or equity securities (other than pursuant to employee stock plans).

Voluntary Prepayments. Voluntary prepayments and commitment reductions are expected to be permitted, in whole or in part, in minimum amounts without prepayment or penalty, other than customary breakage costs with respect to LIBOR borrowings.

Amortization and Final Maturity. We expect that the Wells Fargo facility will require scheduled quarterly interest payments, with the principal due on the maturity date.

Guarantors. The Wells Fargo facility is expected to be guaranteed by our existing and future direct and indirect domestic subsidiaries.

Security. We expect that we, and each Guarantor, will be required to pledge 65% of the stock of each material foreign subsidiary.

Restrictive Covenants and Other Matters. We expect that the Wells Fargo facility will require that we comply on a quarterly basis with certain financial covenants. In addition, we expect that the Wells Fargo facility will include negative covenants, subject to exceptions, restricting or limiting our ability and the ability of our subsidiaries to, among other things:

•	sell or pledge assets;

•	alter the business we conduct;

•	engage in mergers, acquisitions and other business combinations;

•	declare dividends or redeem or repurchase capital stock;

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	make loans and investments;

•	incur liens; and

•	enter into transactions with affiliates.

The Wells Fargo facility is expected to contain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breaches of representations and warranties, covenant defaults, certain events of bankruptcy, certain events under ERISA, material judgments, and any change in control. If such an event of default occurs, the lenders under the Wells Fargo facility would be entitled to take various actions, including the acceleration of amounts due under the Wells Fargo facility and all actions permitted to be taken by an unsecured creditor.

Proceeds. We expect that borrowings under the Wells Fargo facility would be used to pay the purchase price for the shares purchased in the offer, as well as to pay all related fees and expenses. We will also use the revolving credit portion of the Wells Fargo facility for general corporate purposes.

Refinancing of Wells Fargo Facility.

We expect to refinance the entire term loan and a portion of the revolving loan with a long-term debt issuance of term notes or a bank loan. We are currently negotiating the terms and availability of this debt issuance. No assurance, however, can be given that we will be able to obtain acceptable terms for this debt issuance, in which case, we would continue to have outstanding borrowings under the term loan facility.

Any inquiries you may have with respect to the tender offer should be addressed to the information agent, McKenzie Partners, Inc., at (800) 322-2885 or its address set forth on the back page of the offer to purchase.

Very truly yours,

ENTEGRIS, INC.